

May 1, 2012

<u>Via E-mail</u>
Mark Sullivan, Esq.
General Counsel and Chief Compliance Officer
MModal Inc.
9009 Carothers Parkway
Franklin, TN 37067

> **Re: MModal Inc.**
> **Registration Statement on Form S-3**
> **Filed April 10, 2012**
> **File No. 333-180636**

Dear Mr. Sullivan:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Form S-1</u>

<u>General</u>

1.   Tell us why you believe that the current report on Form 8-K filed on August 16, 2011 was filed on a timely basis. Refer to General Instruction B to the Form 8-K. Unless you are able to demonstrate that the report was made in a timely manner, you appear to be ineligible to use the Form S-3 due to a failure to satisfy the eligibility requirements for use of the form set forth in General Instruction I.A.3.(b) to the form. If you failed to file the Form 8-K on a timely basis, you may submit a letter to the Office of the Chief Counsel of the Division of Corporation Finance requesting a waiver from the Form S-3 eligibility requirements and your request will be evaluated by that office. Refer to Question 101.01 of our Securities Act Forms Compliance and Disclosure Interpretations.

Selling Stockholders, page 3

2.   Please identify the natural person or persons who exercise the sole or shared voting and/or dispositive powers with respect to the shares being offered for resale by Advance Media, Inc. Refer to Question 140.02 of our Regulation S-K Compliance and Disclosure Interpretations. Also, state whether this selling shareholder is an affiliate of a broker-dealer. If it is, confirm that at the time of the purchase of the securities to be resold, the seller purchased in the ordinary course of business and did not have any agreements or understandings, directly or indirectly, with any person to distribute the securities. If you cannot make these representations on behalf of the selling stockholder, please identify it as an underwriter.

Exhibit 5.1

3.   We note the statement in the final paragraph of the opinion that no one other than the registrant may rely on the opinion without counsel's prior written consent. Please obtain and file a revised opinion that does not include any implication that investors are not entitled to rely on the opinion. Refer to Section II.B.3.d. of Staff Legal Bulletin No. 19.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please refer to Rule 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the

Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

If you have any questions regarding these comments, please contact Matthew Crispino, staff Attorney, at (202) 551-3456 or, in his absence, me at (202) 551-3462. Should you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Branch Chief - Legal

cc: Via E-mail
        Scott R. Jones, Esq.
        Pepper Hamilton LLP